Prudential Global Real Estate Fund

Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

                                         May 28, 2010

Mr. Larry Greene
Office of Disclosure and Review
Division of Investment Management

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:      Prudential Global Real Estate Fund
          File No’s. 333-42705 and 811-08565

           Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on May 5, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, your comments are presented in summary form below and each comment is followed by our response organized by the date the comment was given.

PROSPECTUS:

Comment: Because the Fund includes the word “global” in its name, the prospectus for the Fund should disclose that the Fund will invest, under normal circumstances, at least 40% of its assets in foreign securities.

Response: The use of the word “global” in the Fund’s name is intended to reflect the fact that the Fund may invest in real estate securities both domestically as well as foreign, dependent on a number of factors including available investment opportunities, economic outlooks and other factors deemed relevant by the Fund’s portfolio managers. Although the Fund presently has approximately 60% of its assets invested in foreign securities, the portfolio managers periodically reconsider and may adjust the mix of domestic and foreign securities held by the Fund and we believe that imposing a “hard” minimum limit of requiring the Fund to invest at least 40% of its assets in foreign securities may not be consistent with the best interests of the Fund and its shareholders. In addition, we note that the word “global” is not a word which triggers the requirements of Rule 35d-1 (the so-called “fund names” rule).However, in view of the Staff’s position with respect to the use of the word “global,” we will include disclosure in the prospectus stating that the Fund will invest, under normal circumstances, at least 40% of its total assets in foreign securities. We believe that inclusion of this new disclosure will satisfy the Staff’s position on the use of the word “global” while allowing the Fund and the portfolio managers the flexibility to invest less than 40% of total assets in foreign securities temporarily if unfavorable or unusual circumstances exist which would otherwise disadvantage the Fund and its shareholders.

Comment: In the Summary Section, the fee waiver footnote underneath the expense examples table should be revised to comply with the requirements of Item 3 of Form N-1A.

Response: Upon review, we believe that the footnote does comply with the requirements of Instruction 3(e) which requires that the footnote disclose the period for which the waiver will continue, the expected termination date, and to “briefly describe who can terminate the arrangement and under what circumstances.” The footnote states that: “[t]he decision on whether to renew, modify or terminate the waiver is subject to review by the distributor and the Fund’s Board of Trustees.” This statement accurately describes both who will decide on the continuation of the waiver, and also describes the “circumstances” under which the waiver may be terminated.

Comment: In the Summary Section, the discussion of the Fund’s principal investment strategies should include a definition of what is a “real estate company.”

Response: Because of the intentionally brief and summary format of the Summary Section, this definition has been provided in the chapter entitled “How the Fund Invests—Investment Objectives and Policies.

Comment: In the Summary Section, the discussion of the Fund’s principal investment strategies should include a discussion of the circumstances under which the Fund’s portfolio managers would decide to sell portfolio securities.

Response:Appropriate disclosure has been added.

Comment: In the Summary Section, the discussion of principal investment strategies should remove the following sentence: “The assets of the Fund are managed by PREI (Prudential Real Estate Investors), which is a business unit of Prudential Investment Management, Inc. (PIM).”

Response: The sentence has been removed.

Comment: In the Summary Section, the discussion of principal investment risks should include a discussion of the risks of investing in foreign securities.

Response: Appropriate disclosure has been added to this section.

Comment: In the Summary Section, the introductory paragraph preceding the annual returns bar chart should remove the following sentence, since it is neither required nor permitted by Form N-1A: “A number of factors—including risk—can affect how the Fund performs.”

Response: The sentence has been removed.

Comment: In the Summary Section, the footnote explaining after-tax returns which appears underneath the table of index returns should be re-positioned so that this table appears immediately underneath the table which displays after-tax average annual total returns.

Response: The footnote has been re-positioned so that it appears immediately underneath the table of after-tax average annual total returns.

Comment: In the Summary Section, the footnote explaining after-tax returns should delete the following sentences, as they are neither required nor permitted by Form N-1A: “After-tax returns are shown only for the indicated share class. After-tax returns for other classes will vary due to differing sales charges and expenses.”

Response: The sentences have been removed from the footnote as requested.

Comment: In the section entitled “How the Fund Invests—Investment Objective and Policies,” please include appropriate disclosure if the Fund invests in unsponsored ADRs.

Response: The Fund does not invest in unsponsored ADRs.

Comment: In the section entitled “How the Fund Invests—Investment Objectives and Policies,” please include appropriate disclosure if the Fund may purchase “junk” convertible securities.

Response: As stated in the prospectus, the Fund buys debt and convertible securities only if rated “B” or better by an NRSRO. As a result, we do not believe that it would be appropriate or relevant to include disclosure or explanation relating to “junk” convertible securities.

Comment: In the section entitled “How the Fund Invests—Investment Objectives and Policies,” please include disclosure explaining that investments in REITs may result in layering of management fees.

Response: Appropriate disclosure has been added.

Comment: In the section entitled “How the Fund Invests—Investment Objectives and Policies—Other Investments and Strategies,” please include in the discussion of temporary defensive investments that the use of temporary defensive investments may result in the Fund’s inability to achieve its investment objective.

Response: This section already includes the following statement, which we believe is responsive to the Staff’s comment: “The use of temporary defensive investments is inconsistent with the Fund’s investment objective.”

STATEMENT OF ADDITIONAL INFORMATION (SAI):

Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please include disclosure explaining to investors what general limitations or restrictions are imposed by the Investment Company Act of 1940, as amended, with respect to borrowing and loans (including loans of Fund assets).

Response: The SAI has been revised accordingly.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                   Very truly yours,

                                    /s/ Jonathan Shain

                                    Jonathan Shain